Exhibit 99.1

Elisa: Speaking of new faces, I’d like to comment about the announcement yesterday that Aurea Software is acquiring Jive. It’s been a big day for Jive and a big day for Aurea. And I think the best way to comment on this is to bring Scott Brighton, CEO of Aurea up on the stage. Scott, welcome to Jiveworld 17.

Q1: You’ve been here 24 hours, what are your first impressions?

My team and I, the Aurea executives, were talking about this last night. We’ve acquired a number of companies, and I’ve had the opportunity to attend multiple events. Those software products and events are often powering incredibly important things: Planes don’t take off, NICU units go down. Literally life-changing events. I still notice a difference in what I get from Jivers and everyone here. Everyone is using Jive software to unlock the potential of their organizations to create something profound. That profound mission drives a level of passion that’s different. Like MD Anderson, and curing cancer. It’s different and it’s contagious.

Q2: Our joint commitment to customer success is a common thread. Can you expand on this?

I like the way that Jive uses the word “customer success,” we use it too. To make a distinction between customer success and customer satisfaction. Customer satisfaction is “my users like the software, adoption, etc.” But it’s kind of a low bar. When we talk about customer success, we’re talking about you’ve made an investment, and are you getting the return you expected from that relationship? Are you achieving as an organization what you set out to achieve when you started this journey? Our goal is that 90 percent or more of our customers enthusiastically raise their hand and say “absolutely.” Jive shares that same authentic accountability to their customers.

Q3: What’s the core value proposition of Jive and Aurea coming together?

For those of you not familiar with Aurea, what we do is customer experience, working with some of the world’s greatest brands to create magical, transformative experiences for their end customers – it’s inspiring work. It’s similar to what Jive is trying to create engagement with customers and employees. What you do with customer communities with Jive-x and internal teams with Jive-n. Those two things are part and parcel; you can’t have great customer experience without great engagement. You need engaged employees to deliver. Our ultimate long-term vision is to take the passion of both of those incredibly important missions to create a bigger mission to transform experience and engagement with customers.